EXHIBIT A

Cover Letter to the Offer to Purchase and Letter of Transmittal

[Mellon Optima L/S Strategy Fund, LLC Letterhead]

If you do not want to sell your units of limited liability company interest at this time, please disregard this notice. This is solely a notification of the Fund’s tender offer.

September 20, 2019

Dear Mellon Optima L/S Strategy Fund, LLC Member:

We are writing to inform you of important dates relating to a tender offer by Mellon Optima L/S Strategy Fund, LLC (the “Fund”). If you are not interested in tendering any of your units of limited liability company interests in the Fund (“Unit” or “Units,” as the context requires) at this time, please disregard this notice and take no action.

In addition, we wish to notify you that the Board of Directors of the Fund (the “Board”) has approved amendments to the Limited Liability Company Agreement of the Fund (the “LLC Agreement”). The amendments become effective on January 1, 2020, and generally relate to the provisions of the LLC Agreement governing indemnification of Directors and officers of the Fund. They are discussed in more detail below.

As described in the attached Notice of Offer to Purchase, the Fund is offering to purchase from Members up to $50 million of Units determined as of December 31, 2019. The tender offer period will begin on September 20, 2019 and will end at 12:00 midnight, Eastern Time, on October 18, 2019. The purpose of the tender offer is to provide liquidity to members that hold Units. Units may be presented to the Fund for purchase only by tendering them during one of the Fund’s announced tender offers.

Should you wish to tender all or a portion of your Units for purchase by the Fund during this tender offer period, please complete and return the enclosed Letter of Transmittal in the enclosed postage-paid envelope or by email so that it arrives no later than October 18, 2019. If you do not wish to tender your Units, simply disregard this notice. NO ACTION IS REQUIRED IF YOU DO NOT WISH TO TENDER ANY PORTION OF YOUR UNITS AT THIS TIME.

All tenders of Units must be received by Mellon Hedge Advisors LLC, the Fund’s investment adviser (“MHA”), either by mail or by email (if by email, please deliver an original, executed copy promptly thereafter) in good order by October 18, 2019.

If you have any questions, please refer to the attached Offer to Purchase document, which contains additional important information about the tender offer, or call Anthony J. Mastrocola at MHA at (877) 257-0004.

SUMMARY OF AMENDMENTS TO THE LLC AGREEMENT

The Board approved amendments to the LLC Agreement that will become effective on January 1, 2020. This letter is intended to notify you and provide you a summary of the amendments.

The amendments to the LLC Agreement:

•

Expand the indemnification rights of Directors and officers of the Fund by specifying that they are entitled to be indemnified for costs they may incur in connection with: (i) regulatory inspections and inquiries relating to the Fund; and (ii) legal actions and proceedings relating to the Fund that may be contemplated against them, but which have not yet been threatened or formally commenced.

•

Provide that, to the extent Directors and officers are entitled to be reimbursed for expenses prior to the final disposition of a matter, they shall be reimbursed as promptly as reasonably practicable.

•

With respect to circumstances under which the indemnification provisions of LLC Agreement currently provide for indemnification or advancement of expenses to a Director or officer, but condition indemnification or reimbursement on a finding of the Board that the Director or officer has not acted with willful misfeasance, bad faith, gross negligence or reckless disregard of his or her duties (“Disabling Conduct”), the amendments create a rebuttable presumption that the Director or officer has not engaged in Disabling Conduct.

•

Clarify that a Director or officer may be indemnified where a legal action or other proceeding has been dismissed without a decision on the merits by a court (or other body) that the Director or officer is liable to the Fund or Members by reason of Disabling Conduct, if the action or other proceeding has been dismissed for insufficiency of evidence of Disabling Conduct on the part of the Director or officer and there is no further right of appeal or review of such dismissal.

•	Require the Fund to maintain liability insurance coverage on such terms and in such amount as the Board, in its reasonable and sole judgment, determines from time to time to be appropriate.

•

Provide that the termination of any legal action or proceeding involving a Director or officer by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent does not create a presumption that such indemnitee engaged in Disabling Conduct.

•

Provide that, if a Director is a witness in any proceeding by reason of his or her service to the Fund but is not a party to the proceeding, the Director shall be entitled to be indemnified by the Fund for any expenses reasonably incurred in connection therewith.

The amendments to the LLC Agreement do not affect the rights of Members, the Fund’s investment program or management of the Fund’s investment portfolio.

If you have any questions regarding the amendments to the LLC Agreement, or wish to obtain a copy of the LLC Agreement, as restated to include the amendments, please call: (877) 257-0004.

Sincerely,

Mellon Optima L/S Strategy Fund, LLC